

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 6, 2016

<u>Via E-mail</u>
Lewis A. Fanger
Chief Financial Officer
Full House Resorts, Inc.
4670 S. Fort Apache Rd., Suite 190
Las Vegas, Nevada 89147

> **Re: Full House Resorts, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 6, 2016**
> **File No. 333-213123**

Dear Mr. Fanger:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your disclosure that you are distributing non-transferable subscription rights to purchase shares of common stock. Please tell us how you are eligible to use Form S-3 for this transaction. Specifically, please tell us how you comply with the "outstanding" condition of Instruction I.B.4(a)(1) of Form S-3. Please refer to Securities Act Form Compliance and Disclosure Interpretation Question 116.20.

Incorporation of Certain Documents by Reference, page 3

2.   Please update this section to incorporate by reference the Quarterly Report on Form 10-Q filed August 15, 2016. In addition, please specifically incorporate each current and periodic report filed by you between the date of this letter and the registration statement's effective date, or include the language set forth in Question 123.05 of our Securities Act Form Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Jeff Knetsch
        Brownstein Hyatt Farber Schreck, LLC
        Via E-mail